Exhibit 99.4

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in millions, except number of shares and per share amounts)

	June 30, 2023	December 31, 2022
	(Unaudited)
Assets
Investments:
Fixed maturities available-for-sale, at fair value (amortized cost: 2023 - $2,904.7, 2022 - $3,016.4; allowance for expected credit losses: 2023 - $2.5, 2022 - $2.8)	$2,590.2	$2,675.5
Commercial mortgage loans (cost: 2023 - $159.9, 2022 - $159.9; allowance for expected credit losses: 2023 - $0.2, 2022 - $0.2)	159.7	159.7
Equity securities, at fair value (cost: 2023 - $41.8; 2022 - $54.7)	43.2	43.9
Other investments (cost: 2023 - $326.6; 2022 - $323.2)	326.6	323.2
Short-term investments, at fair value (amortized cost: 2023 - $841.0; 2022 - $449.4)	841.0	449.6

Total investments	3,960.7	3,651.9

Cash and restricted cash	29.3	50.2
Accrued investment income	19.0	18.6
Premiums receivable	311.9	292.0
Reinsurance recoverables	2,908.2	3,029.1
Goodwill	118.6	118.6
Current income taxes receivable, net	45.1	44.9
Deferred tax asset, net	100.9	101.2
Deferred acquisition costs, net	103.9	107.0
Ceded unearned premiums	358.3	375.5
Operating lease right-of-use assets	52.9	57.7
Other assets	178.3	121.5
Assets held-for-sale	—	2,066.2

Total assets	$8,187.1	$10,034.4

Liabilities and Shareholders’ Equity
Reserves for losses and loss adjustment expenses	$5,204.7	$5,051.6
Unearned premiums	1,003.2	1,039.9
Accrued underwriting expenses and other liabilities	50.3	121.3
Ceded reinsurance payable, net	182.9	158.7
Funds held	51.0	50.0
Senior unsecured fixed rate notes	140.6	140.5
Junior subordinated debentures	258.8	258.6
Operating lease liabilities	60.8	66.4
Liabilities held-for-sale	—	1,914.5

Total liabilities	6,952.3	8,801.5

Commitments and contingencies (Note 14)
Shareholders’ equity:
Preferred shares and additional paid-in capital - $1.00 par, 30,000,000 shares authorized; 6,000 and 6,000 shares issued at June 30, 2023 and December 31, 2022, respectively; liquidation preference $25,000	144.0	144.0
Common shares - $1.00 par, 500,000,000 shares authorized; 46,500,190 and 46,379,297 shares issued at June 30, 2023 and December 31, 2022, respectively	46.5	46.4
Additional paid-in capital	1,395.1	1,395.4
Treasury shares (11,318,339 and 11,318,339 shares at June 30, 2023 and December 31, 2022, respectively)	(455.1)	(455.1)
Retained earnings	370.6	407.3
Accumulated other comprehensive loss, net of taxes	(266.3)	(305.1)

Total shareholders’ equity	1,234.8	1,232.9

Total liabilities and shareholders’ equity	$8,187.1	$10,034.4

See accompanying notes.

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in millions, except number of shares and per share amounts)

(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2023	2022	2023	2022
Premiums and other revenue:
Earned premiums	$329.9	$454.3	$719.8	$934.9
Net investment income	32.8	29.3	62.5	67.0
Net investment and other gains (losses):
Net realized investment and other gains (losses)	(4.4)	(36.9)	(28.4)	(77.0)
Change in fair value recognized	6.0	(3.0)	12.2	3.7
Change in allowance for credit losses on fixed maturity securities	—	(0.5)	(0.1)	(1.6)

Total net investment and other gains (losses)	1.6	(40.4)	(16.3)	(74.9)

Total revenue	364.3	443.2	766.0	927.0

Expenses:
Losses and loss adjustment expenses	241.4	276.0	526.0	559.6
Underwriting, acquisition and insurance expenses	110.9	161.0	247.9	333.9
Non-operating expenses	6.8	15.6	18.4	23.0
Interest expense	8.2	6.1	16.7	11.9
Fee and other (income) expense, net	(0.1)	(1.1)	(0.5)	(1.9)
Foreign currency exchange (gains) losses	0.7	(10.3)	3.4	(7.4)

Total expenses	367.9	447.3	811.9	919.1

Income (loss) before income taxes	(3.6)	(4.1)	(45.9)	7.9
Income tax provision (benefit)	(5.8)	12.1	(14.3)	25.1

Net income (loss)	$2.2	$(16.2)	$(31.6)	$(17.2)

Dividends on preferred shares	2.7	2.7	5.3	5.3

Net income (loss) attributable to common shareholders	$(0.5)	$(18.9)	$(36.9)	$(22.5)

Net income (loss) attributable to common shareholders per common share:
Basic	$(0.01)	$(0.54)	$(1.05)	$(0.64)

Diluted	$(0.01)	$(0.54)	$(1.05)	$(0.64)

Dividend declared per common share	$—	$0.31	$—	$0.62

Weighted average common shares:
Basic	35,176,248	34,964,773	35,138,385	34,928,555

Diluted	35,176,248	34,964,773	35,138,385	34,928,555

See accompanying notes.

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions)

(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2023	2022	2023	2022
Net income (loss)	$2.2	$(16.2)	$(31.6)	$(17.2)

Other comprehensive income (loss):
Foreign currency translation:
Foreign currency translation adjustments	0.1	(4.5)	0.5	(0.4)
Reclassification adjustment for foreign currency translation included in net income	—	4.5	—	31.8
Defined benefit pension plans:
Net gain arising during the period	—	—	1.0	—
Unrealized gains (losses) on fixed maturity securities:
Gains (losses) arising during the period	(13.2)	(150.4)	20.0	(322.4)
Reclassification adjustment for losses (gains) included in net income (loss)	3.7	—	25.9	(5.4)

Other comprehensive income (loss) before tax	(9.4)	(150.4)	47.4	(296.4)
Income tax provision (benefit) related to other comprehensive income (loss):
Defined benefit pension plans:
Net gain arising during the period	—	—	0.2	—
Unrealized gains (losses) on fixed maturity securities:
Gains (losses) arising during the period	(2.2)	(29.3)	3.0	(62.1)
Reclassification adjustment for losses (gains) included in net income (loss)	0.7	—	5.4	(1.0)

Income tax (benefit) provision related to other comprehensive income (loss)	(1.5)	(29.3)	8.6	(63.1)

Other comprehensive income (loss), net of tax	(7.9)	(121.1)	38.8	(233.3)

Comprehensive income (loss)	$(5.7)	$(137.3)	$7.2	$(250.5)

See accompanying notes.

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in millions, except number of shares and per share amounts)

(Unaudited)

	Preferred Shares and Additional Paid-in Capital	Common Shares	Additional Paid-In Capital	Treasury Shares	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shareholders’ Equity
Balance, March 31, 2022	$144.0	$46.3	$1,388.5	$(455.1)	$622.0	$(134.9)	$1,610.8
Net loss	—	—	—	—	(16.2)	—	(16.2)
Other comprehensive loss - Change in fair value of fixed maturities, net of taxes	—	—	—	—	—	(121.1)	(121.1)
Other comprehensive income, net - Other	—	—	—	—	—	—	—
Activity under stock incentive plans	—	—	0.2	—	—	—	0.2
Retirement of common shares (tax payments on equity compensation)	—	—	(0.3)	—	—	—	(0.3)
Employee stock purchase plan	—	—	0.5	—	—	—	0.5
Dividends on preferred shares	—	—	—	—	(2.7)	—	(2.7)
Cash dividend declared - common shares ($0.31/share)	—	—	—	—	(10.5)	—	(10.5)

Balance, June 30, 2022	$144.0	$46.3	$1,388.9	$(455.1)	$592.6	$(256.0)	$1,460.7

Balance, March 31, 2023	$144.0	$46.5	$1,396.6	$(455.1)	$370.9	$(258.4)	$1,244.5
Net income	—	—	—	—	2.2	—	2.2
Other comprehensive loss - Change in fair value of fixed maturities, net of taxes	—	—	—	—	—	(8.0)	(8.0)
Other comprehensive income, net - Other	—	—	—	—	—	0.1	0.1
Activity under stock incentive plans	—	—	(1.9)	—	—	—	(1.9)
Retirement of common shares (tax payments on equity compensation)	—	—	—	—	—	—	—
Employee stock purchase plan	—	—	0.4	—	—	—	0.4
Dividends on preferred shares	—	—	—	—	(2.7)	—	(2.7)
Cash dividend declared - common shares ($0.00/share)	—	—	—	—	0.2	—	0.2

Balance, June 30, 2023	$144.0	$46.5	$1,395.1	$(455.1)	$370.6	$(266.3)	$1,234.8

See accompanying notes.

	Preferred Shares and Additional Paid-in Capital	Common Shares	Additional Paid-In Capital	Treasury Shares	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shareholders’ Equity
Balance, December 31, 2021	$144.0	$46.2	$1,386.4	$(455.1)	$636.4	$(22.7)	$1,735.2
Net loss	—	—	—	—	(17.2)	—	(17.2)
Other comprehensive loss - Change in fair value of fixed maturities, net of taxes	—	—	—	—	—	(264.7)	(264.7)
Other comprehensive income, net - Other	—	—	—	—	—	31.4	31.4
Activity under stock incentive plans	—	0.1	2.9	—	—	—	3.0
Retirement of common shares (tax payments on equity compensation)	—	—	(1.3)	—	—	—	(1.3)
Employee stock purchase plan	—	—	0.9	—	—	—	0.9
Dividends on preferred shares	—	—	—	—	(5.3)	—	(5.3)
Cash dividend declared - common shares ($0.62/share)	—	—	—	—	(21.3)	—	(21.3)

Balance, June 30, 2022	$144.0	$46.3	$1,388.9	$(455.1)	$592.6	$(256.0)	$1,460.7

Balance, December 31, 2022	$144.0	$46.4	$1,395.4	$(455.1)	$407.3	$(305.1)	$1,232.9
Net loss	—	—	—	—	(31.6)	—	(31.6)
Other comprehensive income - change in fair value of fixed maturities, net of taxes	—	—	—	—	—	37.5	37.5
Other comprehensive income, net - other	—	—	—	—	—	1.3	1.3
Activity under stock incentive plans	—	0.1	(0.3)	—	—	—	(0.2)
Retirement of common shares (tax payments on equity compensation)	—	—	(0.8)	—	—	—	(0.8)
Employee stock purchase plan	—	—	0.8	—	—	—	0.8
Dividends on preferred shares	—	—	—	—	(5.3)	—	(5.3)
Cash dividend declared - common shares ($0.00/share)	—	—	—	—	0.2	—	0.2

Balance, June 30, 2023	$144.0	$46.5	$1,395.1	$(455.1)	$370.6	$(266.3)	$1,234.8

See accompanying notes.

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

(Unaudited)

	For the Six Months Ended June 30,
	2023	2022
Cash flows provided by (used in) operating activities:
Net loss	$(31.6)	$(17.2)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Amortization and depreciation	8.1	11.0
Share-based payments expense	(0.6)	2.6
Deferred income tax benefit, net	(11.8)	8.8
Net investment and other (gains) losses	16.3	74.9
Undistributed earnings from alternative investment portfolio	(3.0)	(17.7)
Loss on disposals of long-lived assets, net	—	(0.6)
Foreign currency exchange (gains) losses	3.4	(7.4)
Change in:
Accrued investment income	(0.5)	(1.3)
Receivables	682.0	(160.5)
Deferred acquisition costs	(6.2)	(8.1)
Ceded unearned premiums	(40.3)	10.7
Reserves for losses and loss adjustment expenses	(347.0)	195.5
Unearned premiums	5.0	(23.5)
Ceded reinsurance payable and funds held	(53.3)	(30.8)
Income taxes	(0.9)	8.6
Accrued underwriting expenses and other liabilities	(68.2)	18.2
Other, net	(31.8)	(31.3)

Cash provided by operating activities	119.6	31.9

Cash flows provided by (used in) investing activities:
Sales of fixed maturity investments	18.2	576.4
Maturities and mandatory calls of fixed maturity investments	90.5	256.0
Sales of equity securities	10.6	12.9
Sales of other investments	8.4	32.4
Purchases of fixed maturity investments	(11.3)	(864.4)
Purchases of equity securities	—	(1.0)
Purchases of other investments	(10.5)	(23.5)
Change in foreign regulatory deposits and voluntary pools	—	1.5
Purchase of mortgage loans	—	(157.5)
Change in short-term investments	(371.5)	188.0
Settlements of foreign currency exchange forward contracts	5.9	(19.1)
Proceeds from business divestitures, net of cash transferred	54.3	13.1
Purchases of fixed assets, net	(1.6)	(0.4)

Cash provided by (used in) investing activities	(207.0)	14.4

Cash flows provided by (used in) financing activities:
Activity under stock incentive plans	0.8	1.3
Payment of cash dividends to preferred shareholders	(5.3)	(5.3)
Payment of cash dividends to common shareholders	0.2	(21.3)

Cash used in financing activities	(4.3)	(25.3)

Effect of exchange rate changes on cash	—	(2.0)

Net change in cash and restricted cash	(91.7)	19.0
Net change in cash balances classified as held-for-sale	70.8	—
Cash and restricted cash, beginning of year	50.2	146.1

Cash and restricted cash, end of period	$29.3	$165.1

See accompanying notes.

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	Business and Significant Accounting Policies

The accompanying Condensed Consolidated Financial Statements of Argo Group International Holdings, Ltd. and its subsidiaries (“Argo Group,” “we,” “us,” “our” or the “Company”) have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information and with the instructions for Form 10-Q and Article 10 of Regulation S-X. Argo Group is an underwriter of specialty insurance products in the property and casualty market.

The preparation of interim financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. The major estimates reflected in our Condensed Consolidated Financial Statements include, but are not limited to, reserves for losses and loss adjustment expenses; reinsurance recoverables, including the reinsurance recoverables allowance for expected credit losses; fair value of investments and assessment of potential impairment, including the allowance for credit losses on fixed maturity securities; valuation of goodwill and intangibles and our deferred tax asset valuation allowance. Actual results could materially differ from those estimates. Certain financial information that is normally included in annual Condensed Consolidated Financial Statements, including certain financial statement footnotes, prepared in accordance with GAAP, is not required for interim reporting purposes and has been condensed or omitted. These statements should be read in conjunction with the Condensed Consolidated Financial Statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2022 filed with the Securities and Exchange Commission (“SEC”) (the “2022 Form 10-K”).

The interim financial information as of, and for the three and six months ended, June 30, 2023 and 2022 is unaudited. However, in the opinion of management, the interim information includes all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the results presented for the interim periods. The operating results for the interim periods are not necessarily indicative of the results to be expected for the full year. All significant intercompany amounts have been eliminated in consolidation. Certain reclassifications have been made to financial information presented for prior years to conform to the current year’s presentation.

Loss Portfolio Transfer - U.S.

On November 9, 2022, the U.S. loss portfolio transaction with a wholly owned subsidiary Enstar Group Limited covering a majority of the Company’s U.S. casualty insurance reserves, including construction, for accident years 2011 to 2019 closed.

The financial statement impact of this transaction on the closing date, which was recorded in the fourth quarter of 2022, consisted mainly of ceded premiums for a total of $121.0 million and was reflected in Earned premiums in our Condensed Consolidated Statements of Income (Loss). In the second quarter of 2023, the reserves ceded under the U.S. loss portfolio transfer exceeded the consideration paid by $11.1 million, and the excess is reflected as a deferred gain liability included in Accrued underwriting expenses and other liabilities on the Condensed Consolidated Balance Sheets, net of amortization. The deferred gain is amortized to earnings using the recovery method over the estimated claims settlement period.

Any potential future loss development on the U.S. loss portfolio transfer increases the deferred gain if unfavorable, or decreases the deferred gain if favorable, and a cumulative amortization adjustment based on the change in estimate is recorded to earnings.

Sale of Argo Underwriting Agency Limited

On September 8, 2022, Argo International Holdings Limited (the “Seller”), a wholly-owned subsidiary of the Company, and Ohio Farmers Insurance Company (the “Buyer”), part of the Westfield group of insurance companies, entered into a sale and purchase agreement (the “Transaction”) under which the Seller agreed to sell, and the Buyer agreed to purchase, the entire issued share capital of Argo Underwriting Agency Limited (“AUA”), for which the financial results are reported in our International segment. This transaction simplifies our reporting structure and is intended to drive greater efficiencies.

The base cash consideration for the purchase was $125.0 million, which was adjusted to reflect the extent by which AUA’s net assets at completion are greater or lesser than AUA net assets as of March 31, 2022. In the third quarter of 2022, as a result of the sale, an impairment was recorded in the amount of $28.5 million, consisting of $17.3 million of indefinite lived intangible assets and $11.2 million of goodwill, representing the difference between the carrying value and implied fair value as determined by the consideration to be received. In addition, the Buyer was obliged to replace certain funds provided by the Company to support the activities of AUA and certain of its subsidiaries at Lloyd’s of London, which would then be released to the Company.

As of December 31, 2022, the Company reported the assets and liabilities of this block of business as held-for-sale on Condensed Consolidated Balance Sheets with results continuing to be reported within the Condensed Consolidated Statements of Income (Loss) and the International Operations segment. The Company determined that the Transaction did not represent a strategic shift, and therefore, did not meet the requirements for discontinued operations.

On February 2, 2023, the Seller completed the sale of the entire issued share capital of AUA. At the closing, the Company received total consideration of $155.7 million, which included cash proceeds of $125.1 million as base consideration and an additional $30.6 million which was placed in escrow by the Buyer related to certain reinsurance-related recoverables. The funds in escrow may be released to the Seller over a period of two years following the closing. At the end of the two-year escrow period, any remaining balance of the escrow will be returned to the Buyer.

As a result of the sale, we realized a loss of $20.3 million in the first quarter of 2023, which is included as a component of Net realized investment and other gains (losses) in our Condensed Consolidated Statements of Income (Loss). This loss is due to the realization of unrealized investment losses, which was previously a component of accumulated other comprehensive income.

In the first half of 2023, $4.8 million of the consideration placed in escrow was released to the Company. In addition, the total consideration was adjusted to $161.3 million based on a mutually agreed final closing balance sheet, which resulted in an additional $5.6 million of cash proceeds received by the Company in July 2023.

Sale of ArgoGlobal SE

On June 22, 2022, we completed the sale of our Malta operations, ArgoGlobal Holdings (Malta) Ltd. and subsidiaries (“AGSE”) to RiverStone Holdings Limited (part of the RiverStone International Group) for €4.9 million (approximately $5.2 million), subject to the terms and conditions set forth in the purchase agreement. AGSE is one of the business units within our International Operations reporting segment. As a result, we realized a loss on the sale of AGSE of $21.3 million, which is included as a component of Net realized investment and other gains (losses) in our Condensed Consolidated Statements of Income (Loss). This amount includes $4.5 million of losses from the realization of historical foreign currency translation, which was previously a component of accumulated other comprehensive income.

Loss Portfolio Transfer

In April 2022, Argo Managing Agency Limited, for and on behalf of Lloyd’s Syndicate 1200, reached an agreement to enter into a loss portfolio transfer of the 2018 and 2019 years of account to Riverstone Managing Agency Limited, for and on behalf of Lloyd’s Syndicate 3500, retrospectively from January 1, 2022.

Sale of Argo Seguros Brasil S.A.

On February 15, 2022, we completed the sale of our Brazilian operations, Argo Seguros Brasil S.A. (“Argo Seguros”), to Spice Private Equity Ltd., an investment company focused on global private equity investments, for a purchase price of 160 million Brazilian Reais (approximately $30.5 million), subject to the terms and conditions set forth in the purchase agreement. Argo Seguros was one of the units within our International Operations reporting segment. As a result, we realized a loss on the sale of Argo Seguros of $28.5 million, which is included as a component of Net realized investment and other gains (losses) in our Condensed Consolidated Statements of Income (Loss). This loss was primarily attributable to the realization of historical foreign currency translation, which was previously a component of accumulated other comprehensive income. We previously recognized a $6.3 million loss during 2021 as we adjusted the carrying value of Argo Seguros to its fair value.

In third quarter of 2022, a final purchase price was established in the amount of 140 million Brazilian Reais (approximately $26.9 million). As a result, we realized a loss on the sale of Argo Seguros of $33.8 million in 2022, which is included as a component of Net realized investment and other gains (losses) in our Condensed Consolidated Statements of Income (Loss).

2.	Recently Issued Accounting Pronouncements

The Company evaluated recently issued accounting pronouncements and determined none are material to our results of operations or financial position reported herein.

3.	Investments

Included in our Assets held-for-sale at December 31, 2022 in our Condensed Consolidated Balance Sheets is $55.9 million of assets managed on behalf of the trade capital providers, who are third-party participants that provide underwriting capital to the operations of Syndicates 1200 and 1910. At June 30, 2023, the Company did not have any assets managed on behalf of the trade capital providers due the sale of AUA as described in Note 1, “Business and Significant Accounting Policies.”

Fixed Maturities

The amortized cost, gross unrealized gains, gross unrealized losses, allowance for credit losses, and fair value of fixed maturity investments were as follows:

June 30, 2023

(in millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
Fixed maturities
U.S. Governments	$392.4	$—	$27.9	$—	$364.5
Foreign Governments	36.5	0.3	6.6	1.0	29.2
Obligations of states and political subdivisions	106.1	—	9.4	—	96.7
Corporate bonds	1,337.7	0.5	142.9	1.4	1,193.9
Commercial mortgage-backed securities	332.3	—	52.3	—	280.0
Residential mortgage-backed securities	307.0	0.2	48.5	—	258.7
Asset-backed securities	146.1	—	12.4	0.1	133.6
Collateralized loan obligations	246.6	0.5	13.5	—	233.6

Total fixed maturities	$2,904.7	$1.5	$313.5	$2.5	$2,590.2

December 31, 2022

(in millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
Fixed maturities
U.S. Governments	$410.9	$—	$30.2	$—	$380.7
Foreign Governments	35.6	0.3	6.7	0.8	28.4
Obligations of states and political subdivisions	109.9	0.4	10.1	0.4	99.8
Corporate bonds	1,394.8	0.9	160.0	1.6	1,234.1
Commercial mortgage-backed securities	337.4	—	52.0	—	285.4
Residential mortgage-backed securities	320.0	0.2	50.2	—	270.0
Asset-backed securities	153.4	—	14.2	—	139.2
Collateralized loan obligations	254.4	0.3	16.8	—	237.9

Total fixed maturities	$3,016.4	$2.1	$340.2	$2.8	$2,675.5

Contractual Maturity

The amortized cost and fair values of fixed maturity investments as of June 30, 2023, by contractual maturity, were as follows:

(in millions)	Amortized Cost	Fair Value
Due in one year or less	$188.9	$183.2
Due after one year through five years	1,169.1	1,069.4
Due after five years through ten years	472.4	397.9
Due after ten years	42.3	33.8
Structured securities	1,032.0	905.9

Total	$2,904.7	$2,590.2

The actual maturities may differ from the contractual maturities because debtors may have the right to call or prepay obligations.

Other Investments

Details regarding the carrying value and unfunded investment commitments of other investments as of June 30, 2023 and December 31, 2022 were as follows:

June 30, 2023

(in millions)	Carrying Value	Unfunded Commitments
Investment Type
Hedge funds	$54.8	$—
Private equity	267.0	102.7
Other	4.8	—

Total other investments	$326.6	$102.7

December 31, 2022

(in millions)	Carrying Value	Unfunded Commitments
Investment Type
Hedge funds	$54.0	$—
Private equity	264.6	108.9
Other	4.6	—

Total other investments	$323.2	$108.9

The following describes each investment type:

•

Hedge funds: Hedge funds, carried at net asset value (“NAV”) as a practical expedient of fair value, include funds that primarily buy and sell stocks, including short sales, multi-strategy credit, relative value credit and distressed credit.

•

Private equity: Private equity includes buyout funds, real asset/infrastructure funds, credit special situations funds, mezzanine lending funds and direct investments and strategic non-controlling minority investments in private companies that are principally accounted for using the equity method of accounting.

•	Other: Other includes participation in investment pools.

Unrealized Losses

An aging of unrealized losses on our investments in fixed maturities is presented below:

June 30, 2023

	Less Than One Year		One Year or Greater		Total
(in millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Fixed maturities
U.S. Governments	$13.6	$0.6	$350.8	$27.3	$364.4	$27.9
Foreign Governments	10.8	1.1	12.3	5.5	23.1	6.6
Obligations of states and political subdivisions	19.3	1.0	74.6	8.4	93.9	9.4
Corporate bonds	88.5	6.2	1,085.8	136.7	1,174.3	142.9
Commercial mortgage-backed securities	4.3	0.2	275.6	52.1	279.9	52.3
Residential mortgage-backed securities	22.9	1.5	233.9	47.0	256.8	48.5
Asset-backed securities	16.5	0.5	116.7	11.9	133.2	12.4
Collateralized loan obligations	12.5	0.2	206.6	13.3	219.1	13.5

Total fixed maturities	$188.4	$11.3	$2,356.3	$302.2	$2,544.7	$313.5

December 31, 2022

	Less Than One Year		One Year or Greater		Total
(in millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Fixed maturities
U.S. Governments	$271.0	$18.1	$109.8	$12.1	$380.8	$30.2
Foreign Governments	16.7	4.9	2.6	1.8	19.3	6.7
Obligations of states and political subdivisions	67.4	4.1	24.3	6.0	91.7	10.1
Corporate bonds	695.1	68.3	519.6	91.7	1,214.7	160.0
Commercial mortgage-backed securities	144.2	18.6	141.2	33.4	285.4	52.0
Residential mortgage-backed securities	88.7	8.8	178.8	41.4	267.5	50.2
Asset-backed securities	93.3	7.5	45.9	6.7	139.2	14.2
Collateralized loan obligations	181.1	13.3	44.2	3.5	225.3	16.8

Total fixed maturities	$1,557.5	$143.6	$1,066.4	$196.6	$2,623.9	$340.2

We hold a total of 1,514 fixed maturity securities, of which 322 were in an unrealized loss position for less than one year and 1,156 were in an unrealized loss position for a period one year or greater as of June 30, 2023. The unrealized losses as of June 30, 2023 are primarily driven from interest rate movements.

Allowance for Credit Losses

For fixed maturities with a decline in fair value below the amortized cost due to credit-related factors, an allowance is established for the difference between the estimated recoverable value and amortized cost with a corresponding charge to Net investment and other gains (losses) in the Condensed Consolidated Statements of Income (Loss). The allowance is limited to the difference between amortized cost and fair value. The estimated recoverable value is the present value of cash flows expected to be collected, as determined by management. The difference between fair value and amortized cost that is not associated with credit-related factors is recognized in the Condensed Consolidated Statements of Comprehensive Income (Loss). Accrued interest is excluded from the measurement of the allowance for credit losses.

When determining if a credit loss has been incurred, we may consider the historical performance of the security, available market information and security specific considerations such as the priority payment of the security. In addition, inputs used in our analysis include, but are not limited to, credit ratings and downgrades, delinquency rates, missed scheduled interest or principal payments, purchase yields, underlying asset performance, collateral types, modeled default rates, modeled severity rates, call/prepayment rates, expected cash flows, industry concentrations, and potential or filed bankruptcies or restructurings.

In cooperation with our investment managers, we evaluate for credit losses each quarter utilizing a bottom up review approach. At the security level, a determination is made as to whether a decline in fair value below the amortized cost basis is due to credit-related or noncredit-related factors. If we determine that all or a portion of a fixed maturity is uncollectible, the uncollectible amortized cost is written off with a corresponding reduction to the allowance for credit losses. If we collect cash flows that were previously written off, the recovery is recognized in Net investment and other gains (losses). We also consider whether we intend to sell an available-for-sale security or if it is more likely than not that we will be required to sell the security before recovery of its amortized cost. In these instances, a decline in fair value is recognized in Net investment and other gains (losses) in the Condensed Consolidated Statements of Income (Loss) based on the fair value of the security at the time of assessment, resulting in a new cost basis for the security.

The following table presents a roll-forward of the changes in allowance for credit losses on available-for-sale fixed maturities by industry category for the three and six months ending June 30, 2023 and 2022, respectively:

(in millions)	Foreign Governments	Obligations of states and political subdivisions	Corporate bonds	Asset backed securities	Total
Beginning balance, March 31, 2023	$0.8	$0.4	$1.4	$0.1	$2.7
Securities for which allowance was not previously recorded	0.1	—	0.5	—	0.6
Securities sold during the period	—	—	(0.2)	—	(0.2)
Reductions for credit impairments	—	—	—	—	—
Additional net increases (decreases) in existing allowance	0.1	(0.4)	(0.3)	—	(0.6)

Ending balance, June 30, 2023	$1.0	$—	$1.4	$0.1	$2.5

(in millions)	Foreign Governments	Obligations of states and political subdivisions	Corporate bonds	Asset backed securities	Total
Beginning balance, March 31, 2022	$0.3	$0.4	$2.1	$0.1	$2.9
Securities for which allowance was not previously recorded	0.1	—	0.1	—	0.2
Securities sold during the period	—	—	—	—	—
Reductions for credit impairments	—	—	(1.4)	—	(1.4)
Additional net increases (decreases) in existing allowance	0.1	—	0.2	—	0.3

Ending balance, June 30, 2022	$0.5	$0.4	$1.0	$0.1	$2.0

(in millions)	Foreign Governments	Obligations of states and political subdivisions	Corporate bonds	Asset backed securities	Total
Beginning balance, January 1, 2023	$0.7	$0.4	$1.6	$0.1	$2.8
Securities for which allowance was not previously recorded	0.1	—	0.7	—	0.8
Securities sold during the period	—	—	(0.4)	—	(0.4)
Reductions for credit impairments	—	—	—	—	—
Additional net increases (decreases) in existing allowance	0.2	(0.4)	(0.5)	—	(0.7)

Ending balance, June 30, 2023	$1.0	$—	$1.4	$0.1	$2.5

(in millions)	Foreign Governments	Obligations of states and political subdivisions	Corporate bonds	Asset backed securities	Total
Beginning balance, January 1, 2022	$0.2	$—	$2.2	$0.1	$2.5
Securities for which allowance was not previously recorded	0.2	—	0.5	—	0.7
Securities sold during the period	—	—	(0.6)	—	(0.6)
Reductions for credit impairments	—	—	(1.4)	—	(1.4)
Additional net increases (decreases) in existing allowance	0.1	0.4	0.3	—	0.8

Ending balance, June 30, 2022	$0.5	$0.4	$1.0	$0.1	$2.0

Total credit impairment (gains) losses, net of allowance for credit losses, included in Net investment and other gains (losses) in the Condensed Consolidated Statements of Income (Loss) was $2.3 million and $2.8 million for the three and six months ended June 30, 2023, respectively. Total credit impairment (gains) losses, net of allowance for credit losses, included in Net investment and other gains (losses) in the Condensed Consolidated Statements of Income (Loss) was $1.9 million for the three and six months ended June 30, 2022.

For commercial mortgage loans an allowance for credit losses is established at the time of origination or purchase, as necessary, and is updated each reporting period. Changes in the allowance for credit losses are recorded in Net investment and other gains (losses). This allowance reflects the risk of loss, even when that risk is remote, that is expected over the remaining contractual life of the loan. The allowance for credit losses considers available relevant information about the collectability of cash flows, including information about past events, current conditions, and reasonable and supportable forecasts of future economic conditions.

Commercial Mortgage Loans

Commercial mortgage loan investments are composed of participation interests in a portfolio of commercial mortgage loans. Loan collateral is diversified with regard to property type and geography. The following table presents loans by property type:

	June 30, 2023
(in millions)	Cost	Composition	Loan Count
Apartments	$87.4	54.7%	16
Hotel	25.0	15.6%	4
Industrial	26.2	16.4%	4
Retail	21.3	13.3%	4

Total	$159.9	100.0%	28

	December 31, 2022
(in millions)	Cost	Composition	Loan Count
Apartments	$87.4	54.5%	16
Hotel	25.0	15.6%	4
Industrial	26.0	16.3%	4
Retail	21.5	13.6%	4

Total	$159.9	100.0%	28

The following table presents our loans by Debt Service Coverage Ratio (“DSCR”):

	June 30, 2023
(in millions)	Cost	Loan Count
Less than 1.00	$40.4	8
1.00 to 1.50	30.5	6
Greater than 1.5 to 2.0	51.0	8
Greater than 2.0 to 3.0	23.0	4
Greater than 3.0 to 4.0	15.0	2
Greater than 4.0	0.0	0

Total	$159.9	28

	December 31, 2022
(in millions)	Cost	Loan Count
1.00 to 1.50	$10.4	2
Greater than 1.5 to 2.0	60.4	10
Greater than 2.0 to 3.0	52.0	10
Greater than 3.0 to 4.0	25.8	4
Greater than 4.0	11.3	2

Total	$159.9	28

The following table presents loans by Loan To Value (“LTV”):

	June 30, 2023
(in millions)	Cost	Loan Count
Equal to or less than 50.0%	$36.7	6
Greater than 50.0% to 55.0%	9.1	2
Greater than 55.0% to 60.0%	42.7	8
Greater than 60.0% to 70.0%	51.7	8
Greater than 70.0%	19.7	4

Total	$159.9	28

	December 31, 2022
(in millions)	Cost	Loan Count
Equal to or less than 50.0%	$36.7	6
Greater than 50.0% to 55.0%	9.1	2
Greater than 55.0% to 60.0%	42.6	8
Greater than 60.0% to 70.0%	71.5	12

Total	$159.9	28

The following table presents loans by maturity:

	June 30, 2023
(in millions)	Cost	Loan Count
One Year or Less	$19.7	4
Greater than One Year and Less than Three	35.0	6
Greater than Three Years and Less than Five Years	33.9	6
Greater than Five Years and Less than Seven Years	20.4	4
Greater than Seven Years and Less than Ten Years	50.9	8

Total	$159.9	28

	December 31, 2022
(in millions)	Cost	Loan Count
Greater than One Year and Less than Three	54.8	10
Greater than Three Years and Less than Five Years	33.8	6
Greater than Five Years and Less than Seven Years	20.4	4
Greater than Seven Years and Less than Ten Years	50.9	8

Total	$159.9	28

Investment Gains and Losses

The following table presents our gross realized investment gains and losses:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
(in millions)	2023	2022	2023	2022
Realized gains on fixed maturities and other:
Fixed maturities	$0.4	$4.7	$0.6	$15.9
Other investments, including short-term investments	2.3	10.4	10.2	12.0

Total realized gains on fixed maturities and other	2.7	15.1	10.8	27.9

Realized losses on fixed maturities and other:
Fixed maturities	(1.3)	(4.8)	(23.7)	(21.4)
Other investments, including short-term investments	(1.0)	(21.3)	(6.8)	(28.1)

Total realized losses on fixed maturities and other	(2.3)	(26.1)	(30.5)	(49.5)

Other net losses recognized on fixed maturities and other:
Credit losses on fixed maturities	—	(2.3)	(0.1)	(3.4)
Impairment related to change in intent	(2.2)	—	(2.8)	—
Other(1)	—	(25.2)	(3.6)	(53.7)

Total other net losses recognized on fixed maturities and other	(2.2)	(27.5)	(6.5)	(57.1)

Equity securities:
Net realized gains (losses) on equity securities	(2.6)	1.1	(2.3)	0.1
Change in unrealized gains (losses) on equity securities held at the end of the period	6.0	(3.0)	12.2	3.7

Net gains (losses) on equity securities	3.4	(1.9)	9.9	3.8

Net investment and other gains (losses) before income taxes	1.6	(40.4)	(16.3)	(74.9)
Income tax (benefit) provision	(0.2)	(1.1)	(5.3)	(1.8)

Net investment and other gains (losses), net of income taxes	$1.8	$(39.3)	$(11.0)	$(73.1)

(1)	For the three and six months ended June 30, 2022, refer to the sale of AGSE and Argo Seguros in Note 1, “Business and Significant Accounting Policies” for additional information.

The cost of securities sold is based on the specific identification method.

Changes in unrealized gains (losses) related to fixed maturity investments are summarized as follows:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
(in millions)	2023	2022	2023	2022
Change in unrealized gains (losses)
Fixed maturities	$(9.2)	$(151.2)	$46.4	$(328.7)
Other and short-term investments	(0.3)	0.8	(0.5)	0.9

Net unrealized investment gains (losses) before income taxes	(9.5)	(150.4)	45.9	(327.8)
Income tax provision (benefit)	(1.5)	(29.3)	8.4	(63.1)

Net unrealized investment gains (losses), net of income taxes	$(8.0)	$(121.1)	$37.5	$(264.7)

Foreign Currency Exchange Forward Contracts

We enter into foreign currency exchange forward contracts to manage operational currency exposure from our non-USD insurance operations, and to hedge certain non-USD investment portfolio securities. The currency forward contracts are carried at fair value in our Condensed Consolidated Balance Sheets in Other liabilities and Other assets at June 30, 2023 and December 31, 2022, respectively. The net realized gains and (losses) are included in Net realized investment and other gains (losses) in our Condensed Consolidated Statements of Income (Loss).

The fair value of our foreign currency exchange forward contracts as of June 30, 2023 and December 31, 2022 was as follows:

	June 30, 2023		December 31, 2022
(in millions)	Notional Amount	Fair Value	Notional Amount	Fair Value
Operational currency
Open contracts in a gain position	$47.1	$0.4	$108.4	$6.3
Open contracts in a loss position	78.6	(0.1)	39.7	(0.5)

Net open contracts for operational currency		$0.3		$5.8

Asset manager investment exposure
Open contracts in a gain position	$43.7	$43.7	$42.1	$42.1
Open contracts in a loss position	40.3	(44.4)	39.5	(42.7)

Net open contracts for asset manager investment exposure		(0.7)		(0.6)

Total		$(0.4)		$5.2

The following table presents our gross realized investment gains and losses on our foreign currency exchange forward contracts:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
(in millions)	2023	2022	2023	2022
Realized gains
Operational currency exposure	$4.8	$5.4	$8.9	$7.8
Asset manager investment exposure	0.6	3.1	0.6	4.2

Gross realized investment gains	5.4	8.5	9.5	12.0

Realized losses
Operational currency exposure	(3.7)	(16.6)	(6.7)	(25.5)
Asset manager investment exposure	(0.4)	(1.0)	(0.7)	(1.0)

Gross realized investment losses	(4.1)	(17.6)	(7.4)	(26.5)

Net realized investment (losses) gains on foreign currency exchange forward contracts	$1.3	$(9.1)	$2.1	$(14.5)

Regulatory Deposits, Pledged Securities and Letters of Credit

We are required to maintain assets on deposit with various regulatory authorities to support our insurance and reinsurance operations. We maintain assets pledged as collateral in support of irrevocable letters of credit issued under the terms of certain reinsurance agreements for reported loss and loss expense reserves. The following table presents our components of restricted assets:

(in millions)	June 30, 2023	December 31, 2022
Securities on deposit for regulatory and other purposes	$140.3	$149.3
Securities pledged as collateral for letters of credit and other	86.4	169.8
Securities on deposit supporting Lloyd’s business (1)	—	171.4

Total restricted investments	$226.7	$490.5

(1)	During the second quarter 2023, the funds at Lloyd’s (FAL) previously used to support the activities of AUA and its subsidiaries, were released to the Company.

Fair Value Measurements

Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Market participants are buyers and sellers in the principal (or most advantageous) market that are independent, knowledgeable, able to transact for the asset or liability and willing to transfer the asset or liability.

Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value. The inputs of these valuation techniques are categorized into three levels.

•

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that can be accessed at the reporting date. We define actively traded as a security that has traded in the past seven days.

•

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. We receive one quote per instrument for Level 2 inputs.

•

Level 3 inputs are unobservable inputs. Unobservable inputs reflect our own judgments about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances.

To validate the fair value of investments in the Company’s Condensed Consolidated Financial Statements, we receive prices from multiple sources including third-party pricing services and our outside investment managers. Through a comparative analysis, the Company validates the reasonableness of its valuations. These prices are determined using observable market information such as dealer quotes, market spreads, cash flows, yield curves, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the security’s terms and conditions, among other things. We have reviewed the processes used by the third-party providers for pricing the securities and have determined that these processes result in fair values consistent with GAAP requirements. In addition, we review these prices for reasonableness, and have not adjusted any prices received from the third-party providers as of June 30, 2023 and December 31, 2022. A description of the valuation techniques we use to measure assets at fair value is as follows:

Fixed Maturities (Available-for-Sale) Levels 1 and 2:

•

United States Treasury securities are typically valued using Level 1 inputs. For these securities, we obtain fair value measurements from third-party pricing services using quoted prices (unadjusted) in active markets at the reporting date.

•

United States Government agencies, non-U.S. Government securities, obligations of states and political subdivisions, credit securities and foreign denominated government and credit securities are reported at fair value using Level 2 inputs. For these securities, we obtain fair value measurements from third-party pricing services. Observable data may include dealer quotes, market spreads, yield curves, live trading levels, trade execution data, credit information and the security’s terms and conditions, among other things.

•

Asset and mortgage-backed securities and collateralized loan obligations are reported at fair value using Level 2 inputs. For these securities, we obtain fair value measurements from third-party pricing services. Observable data may include dealer quotes, market spreads, cash flows, yield curves, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the security’s terms and conditions, among other things.

Fixed Maturities (Available-for-Sale) Levels 3: We own term loans and asset-back securities that are valued using unobservable inputs.

Equity Securities Level 1: Equity securities are principally reported at fair value using Level 1 inputs. For these securities, we obtain fair value measurements from a third-party pricing service using quoted prices (unadjusted) in active markets at the reporting date.

Equity Securities Level 3: We own certain equity securities that are reported at fair value using Level 3 inputs. The valuation techniques for these securities include the following:

•	Fair value measurements for an investment in an equity fund obtained by applying final prices provided by the administrator of the fund, which is based upon certain estimates and assumptions.

•	Fair value measurements from brokers and independent valuation services, both based upon estimates, assumptions and other unobservable inputs.

Other Investments Level 2: Foreign regulatory deposits are assets held in trust in jurisdictions where there is a legal and regulatory requirement to maintain funds locally in order to protect policyholders. Lloyd’s is the appointed investment manager for the funds. These assets are invested in short-term government securities, agency securities and corporate bonds and are valued using Level 2 inputs based upon values obtained from Lloyd’s.

Short-term Investments: Short-term investments are principally reported at fair value using Level 1 inputs, with the exception of short-term corporate and governmental bonds reported at fair value using Level 2 inputs as described in the fixed maturities section above. Values for the investments categorized as Level 1 are obtained from various financial institutions as of the reporting date.

Based on an analysis of the inputs, our financial assets and liabilities measured at fair value on a recurring basis have been categorized as follows:

		Fair Value Measurements at Reporting Date Using
(in millions)	June 30, 2023	Level 1 (1)	Level 2 (2)	Level 3 (3)
Fixed maturities
U.S. Governments	$364.5	$362.4	$2.1	$—
Foreign Governments	29.2	—	29.2	—
Obligations of states and political subdivisions	96.7	—	96.7	—
Corporate bonds	1,193.9	—	1,177.4	16.5
Commercial mortgage-backed securities	280.0	—	280.0	—
Residential mortgage-backed securities	258.7	—	258.7	—
Asset-backed securities	133.6	—	115.9	17.7
Collateralized loan obligations	233.6	—	233.6	—

Total fixed maturities	2,590.2	362.4	2,193.6	34.2
Equity securities	43.2	36.4	—	6.8
Other investments	0.5	—	0.5	—
Short-term investments	841.0	840.8	0.2	—
Derivatives	—	—	—	—

Total assets	$3,474.9	$1,239.6	$2,194.3	$41.0

(1)	Quoted prices in active markets for identical assets
(2)	Significant other observable inputs
(3)	Significant unobservable inputs

		Fair Value Measurements at Reporting Date Using
(in millions)	December 31, 2022	Level 1 (1)	Level 2 (2)	Level 3 (3)
Fixed maturities
U.S. Governments	$380.7	$378.7	$2.0	$—
Foreign Governments	28.4	—	28.4	—
Obligations of states and political subdivisions	99.8	—	99.8	—
Corporate bonds	1,234.1	—	1,212.1	22.0
Commercial mortgage-backed securities	285.4	—	285.4	—
Residential mortgage-backed securities	270.0	—	270.0	—
Asset-backed securities	139.2	—	120.5	18.7
Collateralized loan obligations	237.9	—	237.9	—

Total fixed maturities	2,675.5	378.7	2,256.1	40.7
Equity securities	43.9	28.4	—	15.5
Other investments	0.3	—	0.3	—
Short-term investments	449.6	449.3	0.3	—
Derivatives	5.2	—	5.2	—

Total assets	$3,174.5	$856.4	$2,261.9	$56.2

(1)	Quoted prices in active markets for identical assets
(2)	Significant other observable inputs
(3)	Significant unobservable inputs

The fair value measurements in the tables above do not equal Total investments on our Condensed Consolidated Balance Sheets as they primarily exclude other investments that are accounted for under the equity-method of accounting as well as hedge funds which are carried at NAV as a practical expedient.

A reconciliation of the beginning and ending balances for the investments categorized as Level 3 are as follows:

Fair Value Measurements Using Unobservable Inputs (Level 3)

(in millions)	Credit Financial	Equity Securities	Total
Beginning balance, January 1, 2023	$40.7	$15.5	$56.2
Transfers into Level 3	—	—	—
Transfers out of Level 3	(5.5)	(7.6)	(13.1)
Total gains or losses (realized/unrealized):
Included in net income	(0.2)	—	(0.2)
Included in other comprehensive income	0.3	—	0.3
Purchases, issuances, sales, and settlements:
Purchases	0.5	—	0.5
Issuances	—	—	—
Sales	(0.5)	(1.1)	(1.6)
Settlements	(1.1)	—	(1.1)

Ending balance, June 30, 2023	$34.2	$6.8	$41.0

Amount of total gains or losses for the year included in net income attributable to the change in unrealized gains or losses relating to assets still held at June 30, 2023	$—	$(0.3)	$(0.3)

(in millions)	Credit Financial	Equity Securities	Total
Beginning balance, January 1, 2022	$2.8	$14.7	$17.5
Transfers into Level 3	36.1	1.5	37.6
Transfers out of Level 3	—	—	—
Total gains or losses (realized/unrealized):
Included in net income	(0.4)	(0.7)	(1.1)
Included in other comprehensive loss	(4.8)	—	(4.8)
Purchases, issuances, sales, and settlements:
Purchases	9.0	1.0	10.0
Issuances	—	—	—
Sales	(2.0)	(1.0)	(3.0)
Settlements	—	—	—

Ending balance, December 31, 2022	$40.7	$15.5	$56.2

Amount of total gains or losses for the year included in net income attributable to the change in unrealized gains or losses relating to assets still held at December 31, 2022	$—	$(4.4)	$(4.4)

At June 30, 2023 and December 31, 2022, we did not have any financial assets or financial liabilities measured at fair value on a nonrecurring basis or any financial liabilities on a recurring basis.

The Company holds investments in commercial mortgage loans reported at cost, less an allowance for expected credit losses, on the Condensed Consolidated Balance Sheets. The fair value of the Company’s investments in commercial mortgage loans is estimated using a discounted cash flow analysis. Due to the level of unobservable inputs factored into the estimation of fair value, the valuation would be categorized as Level 3. The cost and estimated fair value of the investments in commercial mortgage loans were:

	June 30, 2023		December 31, 2022
(in millions)	Cost	Fair Value	Cost	Fair Value
Commercial mortgage loans	$159.9	$152.3	$159.9	$150.7

4.	Allowance for Credit Losses

Premiums receivable

The following table presents the balances of premiums receivable, net of allowance for expected credit losses, at June 30, 2023, December 31, 2022, and December 31, 2021 and the changes in the allowance for expected credit losses for the six months ended June 30, 2023 and the year ended December 31, 2022.

(in millions)	Premiums Receivable, Net of Allowance for Estimated Uncollectible Premiums	Allowance for Estimated Uncollectible Premiums
Balance, December 31, 2021	$648.6	$5.7

Current period change for estimated uncollectible premiums		0.2
Write-offs of uncollectible premiums receivable		(1.2)

Balance, December 31, 2022	$292.0	$4.7

Current period change for estimated uncollectible premiums		1.4
Write-offs of uncollectible premiums receivable		—

Balance, June 30, 2023	$311.9	$6.1

Reinsurance Recoverables

The following table presents the balances of reinsurance recoverables, net of the allowance for estimated uncollectible reinsurance, at June 30, 2023, December 31, 2022, and December 31, 2021 and the changes in the allowance for estimated uncollectible reinsurance for the six months ended June 30, 2023 and the year ended December 31, 2022.

(in millions)	Reinsurance Recoverables, Net of Allowance for Estimated Uncollectible Reinsurance	Allowance for Estimated Uncollectible Reinsurance
Balance, December 31, 2021	$2,966.4	$3.8

Current period change for estimated uncollectible premiums		1.7
Write-offs of uncollectible premiums receivable		—
Reclassified to assets held-for-sale		(0.8)

Balance, December 31, 2022	$3,029.1	$4.7

Current period change for estimated uncollectible reinsurance		—
Write-offs of uncollectible reinsurance recoverables		—

Balance, June 30, 2023	$2,908.2	$4.7

We primarily utilize A.M. Best credit ratings when determining the allowance and adjust as needed based on our historical experience with the reinsurers. A portion of our reinsurance recoverables are collateralized by letters of credit, funds held or trust agreements.

5.	Reserves for Losses and Loss Adjustment Expenses

The following table provides a reconciliation of reserves for losses and loss adjustment expenses (“LAE”):

	For the Six Months Ended June 30,
(in millions)	2023	2022
Net reserves - beginning of the year	$2,213.1	$3,123.2

Add:
Losses and LAE incurred during current calendar year, net of reinsurance:
Current accident year	451.0	539.9
Prior accident years	75.0	19.7

Losses and LAE incurred during calendar year, net of reinsurance	526.0	559.6
Deduct:
Losses and LAE payments made during current calendar year, net of reinsurance:
Current accident year	58.3	52.2
Prior accident years	256.4	454.7

Losses and LAE payments made during current calendar year, net of reinsurance:	314.7	506.9
Add/(Deduct):
Divestitures (1)	24.4	(35.2)
Retroactive reinsurance (2)	21.7	—
Deferred gain on U.S. loss portfolio transfer, net of amortization	(6.0)	—
Syndicate 1200 loss portfolio transfer (for years of account 2018 and 2019) (3)	—	(181.2)
Change in participation interest (4)	—	28.6

Total net reserve adjustments	40.1	(187.8)
Foreign exchange adjustments	3.5	1.2

Net reserves - end of period	2,468.0	2,989.3
Add:
Reinsurance recoverables on unpaid losses and LAE, end of period	2,736.7	2,606.2

Gross reserves - end of period	$5,204.7	$5,595.5

(1)

For the six months ended June 30, 2023, the adjustment relates to the year-to-date activity of Syndicate 1200 and on reinsurance contracts with AUA subsidiaries. Refer to the sale of AUA in Note 1, “Business and Significant Accounting Policies” for additional information. For the six months ended June 30, 2022, refer to the sale of Argo Seguros and AGSE in Note 1, “Business and Significant Accounting Policies” for additional information.

(2)	In connection with the sale of AUA, the Company entered into two retroactive reinsurance agreements with AUA subsidiaries.
(3)	Loss portfolio transfer on Syndicate 1200’s reserves for the 2018 and 2019 years of account. Refer to Note 1, “Business and Significant Accounting Policies” for additional information.
(4)

Amount represents the change in reserves due to changing our participation in Syndicates 1200 and 1910. For the six months ended June 30, 2023, the balance has been reduced to zero as a result of the sale of AUA.

Reserves for losses and LAE represent the estimated indemnity cost and related adjustment expenses necessary to investigate and settle claims. Such estimates are based upon individual case estimates for reported claims, estimates from ceding companies for reinsurance assumed and actuarial estimates for losses that have been incurred but not yet reported to the insurer. Any change in probable ultimate liabilities is reflected in current operating results.

The impact from the (favorable) unfavorable development of prior accident years’ loss and LAE reserves on each reporting segment is presented below:

	For the Six Months Ended June 30,
(in millions)	2023	2022
U.S. Operations	$65.1	$11.7
International Operations	8.2	5.2
Run-off Lines	1.7	2.8

Total (favorable) unfavorable prior-year development	$75.0	$19.7

The following describes the primary factors behind each segment’s net prior accident year reserve development for the six months ended June 30, 2023 and 2022:

Six months ended June 30, 2023:

•

U.S. Operations: Net unfavorable development primarily related to liability and professional lines partially offset by favorable development in specialty lines. The liability lines development was driven by businesses we have exited. The professional lines development was driven by movements on individual management liability claims. The favorable development in specialty lines was due to a lack of claim activity in surety business.

•

International Operations: Net unfavorable development primarily related to movements on claims in professional lines in Bermuda operations and specialty lines in Europe partially offset by favorable development in runoff Reinsurance lines.

•	Run-off Lines: Net unfavorable loss reserve development on prior accident years in other run-off lines.

Six months ended June 30, 2022:

•

U.S. Operations: Unfavorable development primarily related to liability, including the impact of large losses, and professional lines, partially offset by favorable development in property and specialty lines.

•

International Operations: Unfavorable development primarily related to professional and liability losses in our Bermuda insurance operations partially offset by favorable development from Syndicate 1200 property and liability lines.

•	Run-off Lines: Unfavorable loss reserve development on prior accident years in other run-off lines.

Our reserves represent the best estimate of our ultimate liabilities, based on currently known facts, current law, current technology and reasonable assumptions where facts are not known. Due to the significant uncertainties and related management judgments, there can be no assurance that future favorable or unfavorable loss development, which may be material, will not occur.

6.	Disclosures About Fair Value of Financial Instruments

Cash. The carrying amount approximates fair value.

Investment securities, commercial mortgage loan investments, and short-term investments. See Note 3, “Investments,” for additional information.

Premiums receivable and reinsurance recoverables on paid losses. The carrying value of current receivables and reinsurance recoverables on paid losses approximates fair value due to short term nature.

Debt. At June 30, 2023 and December 31, 2022, the fair value of our debt instruments is determined using both Level 1 and Level 2 inputs, as previously defined in Note 3, “Investments.”

We receive fair value prices from third-party pricing services for our financial instruments as well as for similar financial instruments. These prices are determined using observable market information such as publicly traded quoted prices, and trading prices for similar financial instruments actively being traded in the current market. We have reviewed the processes used by the third-party providers for pricing the instruments and have determined that these processes result in fair values consistent with GAAP requirements. In addition, we review these prices for reasonableness, and have not adjusted any prices received from the third-party providers as of June 30, 2023 and December 31, 2022. A description of the valuation techniques we use to measure these liabilities at fair value is as follows:

Senior Unsecured Fixed Rate Notes Level 1:

•

Our senior unsecured fixed rate notes are valued using Level 1 inputs. For these securities, we obtain fair value measurements from a third-party pricing service using quoted prices (unadjusted) in active markets at the reporting date.

Junior Subordinated Debentures and Floating Rate Loan Stock Level 2:

•

Our trust preferred debentures, subordinated debentures and floating rate loan stock are typically valued using Level 2 inputs. For these securities, we obtain fair value measurements from a third-party pricing service using quoted prices for similar securities being traded in active markets at the reporting date, as our specific debt instruments are less frequently traded.

A summary of our financial instruments whose carrying value did not equal fair value is shown below:

	June 30, 2023		December 31, 2022
(in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Junior subordinated debentures:
Trust preferred debentures	$172.7	$150.0	$172.7	$165.8
Subordinated debentures	86.1	79.8	85.9	88.1

Total junior subordinated debentures	258.8	229.8	258.6	253.9
Senior unsecured fixed rate notes	140.6	129.4	140.5	112.7
Floating rate loan stock (1)	—	—	54.7	52.5

	$399.4	$359.2	$453.8	$419.1

(1)	As of December 31, 2022, floating rate loan stock reclassified to liabilities held-for-sale. See Note 1, “Business and Significant Accounting Policies” for additional information.

Based on an analysis of the inputs, our financial instruments measured at fair value for disclosure purposes have been categorized as follows:

	Fair Value Measurements at Reporting Date Using
(in millions)	June 30, 2023	Level 1 (1)	Level 2 (2)	Level 3 (3)
Junior subordinated debentures:
Trust preferred debentures	$150.0	$—	$150.0	$—
Subordinated debentures	79.8	—	79.8	—

Total junior subordinated debentures	229.8	—	229.8	—
Senior unsecured fixed rate notes	129.4	129.4	—	—

	$359.2	$129.4	$229.8	$—

(1)	Quoted prices in active markets for identical assets
(2)	Significant other observable inputs
(3)	Significant unobservable inputs

	Fair Value Measurements at Reporting Date Using
(in millions)	December 31, 2022	Level 1 (1)	Level 2 (2)	Level 3 (3)
Junior subordinated debentures:
Trust preferred debentures	$165.8	$—	$165.8	$—
Subordinated debentures	88.1	—	88.1	—

Total junior subordinated debentures	253.9	—	253.9	—
Senior unsecured fixed rate notes	112.7	112.7	—	—
Floating rate loan stock	52.5	—	52.5	—

	$419.1	$112.7	$306.4	$—

(1)	Quoted prices in active markets for identical assets
(2)	Significant other observable inputs
(3)	Significant unobservable inputs

7.	Shareholders’ Equity

Dividends

Common Shares

On February 8, 2023, the Company entered into a definitive agreement and plan of merger (the “Merger Agreement”) with Brookfield Reinsurance Ltd. (“Brookfield Reinsurance”) and BNRE Bermuda Merger Sub Ltd., a wholly owned subsidiary of Brookfield Reinsurance (“Merger Sub”). As part of the Merger Agreement, the Company has agreed to suspend common stock dividends that would otherwise be declared and paid on the Company shares during the period from the date of the Merger Agreement through the earlier of the closing of the transaction and the termination of the Merger Agreement.

On May 5, 2022, our Board of Directors declared a quarterly cash dividend in the amount of $0.31 on each common share outstanding. On June 15, 2022, we paid $10.5 million to our shareholders of record on May 31, 2022.

Preferred Shares

On May 4, 2023, our Board of Directors declared a quarterly cash dividend in the amount of $437.50 per share on our 7.00% Resettable Fixed Rate Preference Shares, Series A, par value of $1.00 per share, with a liquidation preference of $25,000 per share (the “Series A Preference Shares”). Holders of depositary shares, each representing a 1/1,000th interest in a Series A Preference Share (the “Depositary Shares”), received $0.43750 per Depositary Share. On June 15, 2023, we paid $2.7 million to our shareholders of record of Series A Preference Shares on May 31, 2023.

On May 5, 2022, our Board of Directors declared a quarterly cash dividend in the amount of $437.50 per share on our 7.00% Resettable Fixed Rate Preference Shares, Series A, par value of $1.00 per share, with a liquidation preference of $25,000 per share (the “Series A Preference Shares”). Holders of depositary shares, each representing a 1/1,000th interest in a Series A Preference Share (the “Depositary Shares”), received $0.43750 per Depositary Share. On June 15, 2022, we paid $2.7 million to our shareholders of record of Series A Preference Shares on May 31, 2022.

Stock Repurchases

On May 3, 2016, our Board of Directors authorized the repurchase of up to $150.0 million of our common shares (“2016 Repurchase Authorization”). The 2016 Repurchase Authorization supersedes all previous repurchase authorizations. As of June 30, 2023, availability under the 2016 Repurchase Authorization for future repurchases of our common shares was $53.3 million. However, the Company does not anticipate repurchasing shares at this time.

We did not repurchase any common shares for the six months ended June 30, 2023 and June 30, 2022.

8.	Accumulated Other Comprehensive Income (Loss)

A summary of changes in accumulated other comprehensive (loss) income, net of taxes (where applicable) by component for the six months ended June 30, 2023 and 2022 is presented below:

(in millions)	Foreign Currency Translation Adjustments	Unrealized Holding Gains (Losses) on Securities	Defined Benefit Pension Plans	Total
Balance, January 1, 2023	$(4.2)	$(293.1)	$(7.8)	$(305.1)
Other comprehensive income before reclassifications	0.5	17.0	0.8	18.3
Amounts reclassified from accumulated other comprehensive loss	—	20.5	—	20.5

Net current-period other comprehensive income (loss)	0.5	37.5	0.8	38.8

Balance, June 30, 2023	$(3.7)	$(255.6)	$(7.0)	$(266.3)

(in millions)	Foreign Currency Translation Adjustments	Unrealized Holding Gains (Losses) on Securities	Defined Benefit Pension Plans	Total
Balance, January 1, 2022	$(35.3)	$19.7	$(7.1)	$(22.7)
Other comprehensive income (loss) before reclassifications	(0.4)	(260.3)	—	(260.7)
Amounts reclassified from accumulated other comprehensive loss	31.8	(4.4)	—	27.4

Net current-period other comprehensive income (loss)	31.4	(264.7)	—	(233.3)

Balance, June 30, 2022	$(3.9)	$(245.0)	$(7.1)	$(256.0)

The amounts reclassified from accumulated other comprehensive income (loss) shown in the above table have been included in the following captions in our Condensed Consolidated Statements of Income (Loss):

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
(in millions)	2023	2022	2023	2022
Unrealized gains and losses on securities:
Net realized investment and other gains (losses)	$(3.7)	$—	$(25.9)	$5.4
Provision for income taxes	0.7	—	5.4	(1.0)
Foreign currency translation adjustments:
Net realized investment and other gains (losses) (1)	—	(4.5)	—	(31.8)

Total, net of taxes	$(3.0)	$—	$(20.5)	$(27.4)

(1)

Foreign currency translation losses were realized as a result of the sale of Argo Seguros and AGSE. Refer to the sale of Argo Seguros and AGSE in Note 1, “Business and Significant Accounting Policies” for additional information.

Income tax effects are released from accumulated other comprehensive income (loss) for unrealized gains or losses when the gains or losses are realized, and are taxed at the statutory rate based on jurisdiction of the underlying transaction.

9.	Net Income (Loss) Per Common Share

The following table presents the calculation of net income (loss) per common share on a basic and diluted basis:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
(in millions, except number of shares and per share amounts)	2023	2022	2023	2022
Net income (loss)	$2.2	$(16.2)	$(31.6)	$(17.2)
Less: Preferred share dividends	2.7	2.7	5.3	5.3

Net income (loss) attributable to common shareholders	(0.5)	(18.9)	(36.9)	(22.5)

Weighted average common shares outstanding - basic	35,176,248	34,964,773	35,138,385	34,928,555
Effect of dilutive securities:
Equity compensation awards	—	—	—	—

Weighted average common shares outstanding - diluted	35,176,248	34,964,773	35,138,385	34,928,555

Net income (loss) per common share:
Basic	$(0.01)	$(0.54)	$(1.05)	$(0.64)

Diluted	$(0.01)	$(0.54)	$(1.05)	$(0.64)

Excluded from the weighted average common shares outstanding calculation at June 30, 2023 and 2022 are 11,318,339 and 11,315,889 shares, respectively, which are held as treasury shares. The shares are excluded as of their repurchase date. Excluded from the computation of diluted net loss per common shares were 35,458 and 49,107 potentially dilutive shares for the three and six months ended June 30, 2023, respectively. The potentially dilutive shares were excluded due to the net loss incurred for the periods presented. Excluded from the computation of diluted net loss per common shares were 107,431 and 140,487 potentially dilutive shares for the three and six months ended June 30, 2022, respectively.

10.	Supplemental Cash Flow Information

Interest paid and income taxes paid (recovered) were as follows:

	For the Six Months Ended June 30,
(in millions)	2023	2022
Senior unsecured fixed rate notes	$4.7	$4.7
Junior subordinated debentures	11.1	5.4
Other indebtedness	0.8	1.0

Total interest paid	$16.6	$11.1

Income taxes paid	$0.2	$10.1
Income taxes recovered	(0.1)	(0.5)

Income taxes paid, net	$0.1	$9.6

11.	Share-based Compensation

Argo Group’s 2019 Omnibus Incentive Plan

In May 2019, our shareholders approved the 2019 Omnibus Incentive Plan (the “2019 Plan”), which provides equity-based and cash-based incentives to key employees and non-employee directors. The intent of the 2019 Plan is to encourage and provide for the acquisition of an ownership interest in Argo Group, enabling us to attract and retain qualified and competent persons to serve as members of our management team and Board of Directors. The 2019 Plan authorizes 1,885,000 common shares to be granted as equity-based awards. No further grants will be made under any prior plan; however, any awards under a prior plan that are outstanding as of the effective date shall remain subject to the terms and conditions of, and be governed by, such prior plan.

Awards granted under the 2019 Plan may be in the form of stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards, other stock-based awards or other cash-based awards. Awards may be granted either alone, in addition to or in tandem with other awards authorized under the 2019 Plan. Awards that are settled in stock will count as one share for the purposes of reducing the share reserve under the 2019 Plan. Shares issued under this plan may be shares that are authorized and unissued or shares that we have reacquired, including shares purchased on the open market.

Stock options and stock appreciation rights are required to have an exercise price that is not less than the fair market value on the date of grant. The term of these awards is not to exceed ten years.

Restricted Shares

A summary of non-vested restricted share activity as of June 30, 2023 and changes during the six months then ended is as follows:

	Shares	Weighted-Average Grant Date Fair Value
Outstanding at January 1, 2023	341,670	$42.19

Granted	—	—
Vested and issued	(108,197)	42.85
Expired or forfeited	(86,338)	43.78

Outstanding at June 30, 2023	147,135	$40.78

The restricted shares generally vest over one to four years. Expense recognized under this plan for the restricted shares was $0.6 million and $1.8 million for the three and six months ended June 30, 2023, respectively, as compared to $1.1 million and $3.3 million for the three and six months ended June 30, 2022, respectively. Compensation expense for all share-based compensation awards is included in Underwriting, acquisition and insurance expenses in the accompanying Condensed Consolidated Statements of Income (Loss). As of June 30, 2023, there was $5.1 million of total unrecognized compensation, excluding any potential forfeitures, cost related to restricted share compensation arrangements granted by Argo Group.

Performance Shares

We have issued to certain employees non-vested restricted stock awards whose vesting is subject to the achievement of certain performance measures. The non-vested performance share awards vest over three to four years. Non-vested performance share awards are valued based on the fair market value as of the grant date. Vesting of the awards is subject to the achievement of defined performance measures and the number of shares vested may be adjusted based on the achievement of certain targets. We evaluate the likelihood of the employee achieving the performance condition and include this estimate in the determination of the forfeiture factor for these grants.

A summary of non-vested performance share activity as of June 30, 2023 and changes during the six months then ended is as follows:

	Shares	Weighted-Average Grant Date Fair Value
Outstanding at January 1, 2022	124,974	$46.41

Granted	—	—
Vested and issued	—	—
Expired or forfeited	(56,762)	45.01

Outstanding at June 30, 2023	68,212	$47.57

Net expense recouped for the performance shares under this plan was $2.7 million and $2.4 million for the three and six months ended June 30, 2023, respectively, compared to $1.1 million and $0.6 million for the three and six months ended June 30, 2022, respectively. The recoupment of expense in 2023, producing a net benefit to the Condensed Consolidated Statements of Income (Loss), was primarily due to the reduction of the expense for employees who did not achieve the required performance measures and the adjustment of the expected forfeitures on the remaining awards. The recoupment of expenses recognized in 2022 was primarily attributable to the forfeiture of awards due to the departure of our former president and chief executive officer. As of June 30, 2023, there was $1.3 million of total unrecognized compensation cost, excluding any potential forfeitures, related to performance share compensation arrangements granted by Argo Group.

Stock-settled Share Appreciation Rights

In June 2022, we issued 135,000 stock-settled share appreciation rights (“SSARs”) to our Chief Executive Officer. The SSARs vest on a pro rata basis over a three year period, and have an exercise price of $43.80 per share. We valued the shares using the Black Scholes model, which resulted in a grant date fair value of $8.28 per share. For the three and six months ended June 30, 2023, we recognized $0.1 million and $0.2 million in expense, respectively, compared to nil for each period ended 2022. Unamortized expense at June 30, 2023 was $0.7 million.

12.	Underwriting, Acquisition and Insurance Expenses

Underwriting, acquisition and insurance expenses were as follows:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
(in millions)	2023	2022	2023	2022
Commissions	$40.4	$61.3	$97.9	$139.2
Other underwriting and insurance expenses	70.2	97.1	156.2	200.3

Total underwriting, acquisition and insurance expenses before deferral	110.6	158.4	254.1	339.5
Net deferral of policy acquisition costs	0.3	2.6	(6.2)	(5.6)

Total underwriting, acquisition and insurance expenses	$110.9	$161.0	$247.9	$333.9

13.	Income Taxes

We are incorporated under the laws of Bermuda and, under current Bermuda law, are not obligated to pay any taxes in Bermuda based upon income or capital gains. We have received an undertaking from the Supervisor of Insurance in Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Amendment Act, 2011, which exempts us from any Bermuda taxes computed on profits, income or any capital asset, gain or appreciation or any tax in the nature of estate, duty or inheritance tax, at least until the year 2035.

Argo Group International Holdings, Ltd. does not consider itself to be engaged in a trade or business in the U.S. or the U.K. and, accordingly, does not expect to be subject to direct U.S. or U.K. income taxation.

We have a subsidiary based in the U.K. that is subject to the tax laws of that country. Under current law, the subsidiary is taxed at the applicable corporate tax rates. On February 2, 2023, Argo completed the sale of the entire issued share capital of AUA. Refer to the sale of AUA in Note 1, “Business and Significant Accounting Policies” for additional information. Certain of the U.K. subsidiaries included in the AUA sale were deemed to be engaged in business in the U.S., and therefore, subject to U.S. corporate tax in respect of a proportion of their U.S. underwriting business only. Relief was available against the U.K. tax liabilities in respect of overseas taxes paid that arose from the underwriting business. Our U.K. subsidiaries file separate U.K. income tax returns.

We have subsidiaries based in the U.S. that are subject to U.S. tax laws. Under current law, these subsidiaries are taxed at the applicable corporate tax rates. Our U.S. subsidiaries file a consolidated U.S. federal income tax return.

We also have operations in Ireland and Italy which also are subject to income taxes imposed by the jurisdiction in which they operate. Additionally, we have operations in Barbados which is not subject to income tax under the laws of that country.

On August 16, 2022, U.S. legislation referred to as the Inflation Reduction Act of 2022 was enacted. This legislation enacted a new Corporate Alternative Minimum Tax and Excise Tax on Repurchases of Corporate Stock. The Company does not anticipate an impact to our financial statements in regard to the recent legislative change.

Our expected income tax provision computed on pre-tax income (loss) at the weighted average tax rate has been calculated as the sum of the pre-tax income (loss) in each jurisdiction multiplied by that jurisdiction’s applicable statutory tax rate. For the three and six months ended June 30, 2023 and 2022, pre-tax income (loss) attributable to our operations and the corresponding operations’ effective tax rates were as follows:

	For the Three Months Ended June 30,
	2023			2022
(in millions)	Pre-Tax Income (Loss)		Effective Tax Rate	Pre-Tax Income (Loss)	Effective Tax Rate
Bermuda	3.6		—%	$(49.1)	—%
United States	(5.7)		95.9%	46.0	21.4%
United Kingdom	(1.5)		18.9%	8.7	26.8%
Barbados	—	(1)	—%	—	—%
United Arab Emirates	—		—%	0.2	—%
Ireland	—	(1)	—%	(4.6)	—%
Italy	—	(1)	(2.7)%	(0.2)	46.7%
Malta	—		—%	(5.1)	—%

Pre-tax income (loss)	(3.6)		158.8%	(4.1)	(295.1)%

(1)	Pre-tax income (loss) for the respective year was less than $0.1 million.

	For the Six Months Ended June 30,
	2023		2022
(in millions)	Pre-Tax Income (Loss)	Effective Tax Rate	Pre-Tax Income (Loss)	Effective Tax Rate
Bermuda	$(11.5)	—%	$(49.0)	—%
United States	(13.1)	53.1%	84.7	21.7%
United Kingdom	(21.6)	34.3%	13.7	46.6%
Barbados	— (1)	—%	—	—%
Brazil	—	—%	(0.1)	(422.4)%
United Arab Emirates	0.3	—%	0.8	—%
Ireland	— (1)	—%	(38.0)	—%
Italy	— (1)	(338.5)%	(0.1)	(28.9)%
Malta	—	—%	(4.1)	—%

Pre-tax income (loss)	$(45.9)	31.0%	$7.9	320.4%

(1)	Pre-tax income (loss) for the respective year was less than $0.1 million.

Our effective tax rate may vary significantly from period to period depending on the jurisdiction generating the pre-tax income (loss) and its corresponding statutory tax rate. The geographic distribution of pre-tax income (loss) can fluctuate significantly between periods given the inherent nature of our business.

A reconciliation of the difference between the provision for income taxes and the expected tax provision at the weighted average tax rate is as follows:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
(in millions)	2023	2022	2023		2022
Income tax provision at expected rate	$(1.5)	$9.5	$(6.9)		$18.9
Tax effect of:
Nontaxable investment income	—	(0.1)	(0.1	) (1)	(0.2)
Foreign exchange adjustments		0.7	(2.6)		0.7
Base Erosion and Anti-Abuse Tax	(3.5)	—	(3.5)		—
Withholding taxes	—	—	0.1		—
Sale of Brazil and Malta Operations	—	4.9	—		6.5
U.S. state tax expense, net of federal income tax effect	(1.3)	—	(1.2)		—
Change in uncertain tax position liability	1.2	0.5	1.2		0.6
Change in valuation allowance	—	(3.5)	(0.1)		(5.4)
Impact of change in tax rate related to Finance Act 2021	—	0.8	(0.4)		1.3
Prior period adjustment	—	(0.3)	(0.1)		0.9
Other, net	(0.7)	(0.4)	(0.7)		1.8

Income tax provision (benefit)	$(5.8)	$12.1	$(14.3)		$25.1

(1)	Rate impact for the respective year was less than $0.1 million.

Our gross deferred tax assets are supported by taxes paid in previous periods, reversal of taxable temporary differences and recognition of future taxable income. Management regularly evaluates the recoverability of the deferred tax assets and makes any necessary adjustments to them based upon any changes in management’s expectations of future taxable income. Realization of deferred tax assets is dependent upon our generation of future taxable income sufficient to recover tax benefits that cannot be recovered from taxes paid in the carryback period, generally for our U.S. property and casualty insurers two years for net operating losses and for all our U.S. subsidiaries three years for capital losses. If a company determines that any of its deferred tax assets will not result in future tax benefits, a valuation allowance must be established for the portion of these assets that are not expected to be realized. For the three and six months ended June 30, 2023, the net change in valuation allowance for deferred tax assets was $0.0 million and $(0.1) million, respectively. . Existing valuation allowances pertain to the following: Internal Revenue Code Section 382 limited net operating loss carryforwards within the United States, cumulative losses incurred since inception, and valuation allowances acquired through or related to acquisitions or disposals. Based upon a review of our available evidence, both positive and negative discussed above, our management concluded that it is more-likely-than-not that the other deferred tax assets will be realized.

For any uncertain tax positions not meeting the “more-likely-than-not” recognition threshold, accounting standards require recognition, measurement and disclosure in a company’s Condensed Consolidated Financial Statements. For the three and six months ended June 30, 2023, the Company had a net increase of uncertain tax positions in the amount of $1.2 million and $1.2 million related to federal or state income tax liability. A net increase of interest in the amount of $0.0 million and $0.1 million has been recorded in the line item Interest expense in our Condensed Consolidated Statements of Income (Loss) for the three and six months ended June 30, 2023. No change to penalties were recorded for the three and six months ended June 30, 2023.

Our U.S. subsidiaries are no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2019. Our U.K. subsidiary is no longer subject to U.K. income tax examinations by His Majesty’s Revenue and Customs for years before 2021.

14.	Commitments and Contingencies

Legal Actions

Argo Group’s subsidiaries are parties to legal actions incidental to their business. As of June 30, 2023, management believed that the resolution of these matters would not materially affect our financial condition or results of operations.

Federal Securities Class Action

The Police & Fire Retirement System City of Detroit v. Argo Group International Holdings, Ltd., et al., No. 22-cv-8971 (S.D.N.Y.)

On October 20, 2022, a securities class action lawsuit was filed in the United States District Court for the Southern District of New York against the Company and certain of its current and former officers, alleging securities fraud violations under sections 10(b) and 20(a) of the Securities Exchange Act of 1934. On January 18, 2023, U.S. District Judge Lewis A. Kaplan granted the Police and Fire Retirement System City of Detroit and the Oklahoma Law Enforcement Retirement System’s joint motion for appointment as lead plaintiff. On March 27, 2023, lead plaintiffs filed an Amended Class Action Complaint, which alleges that from June 11, 2018 through August 9, 2022, defendants made false and misleading statements concerning the Company’s reserves and underwriting standards. Defendants filed a motion to dismiss the amended complaint on May 26, 2023. Lead plaintiffs filed an opposition to such motion on July 13, 2023, and Defendants anticipate filing a reply on or before August 14, 2023.

The Company is not able at this time to determine or predict the ultimate outcome of this proceeding or provide a reasonable estimate or range of estimates of the possible outcome or loss, if any, in this matter.

Transaction-Related Shareholder Litigation

Following the announcement of the proposed transaction with Brookfield Reinsurance Ltd. and BNRE Bermuda Merger Sub Ltd., complaints were filed in the United Stated District Court for the Southern District of New York: Stein v. Argo Group Int’l Holdings. Ltd., et al., 1:23-cv -01947 (S.D.N.Y); O’Dell v. Argo Group Int’l Holdings, Ltd., et al., C.A. No. 1:23-cv-1999 (S.D.N.Y.); Jones v. Argo Group Int’l Holdings. Ltd., et al., 1:23-cv-02606 (S.D.N.Y); Ballard v. Argo Group Int’l Holdings, Ltd., et al., 1:23-cv-02635 (S.D.N.Y); Montgomery v. Argo Group Int’l Holdings, Ltd., et al., 1:23-cv-02749 (S.D.N.Y). The complaints each assert violations of Section 14(a) and Section 20(a) of the Exchange Act and allege that the proxy statement filed in connection with the proposed transaction between the Company and Brookfield Reinsurance Ltd. and BNRE Bermuda Merger Sub Ltd. omitted certain purportedly material information that rendered the proxy statement incomplete and misleading. The complaints sought, among other things, an order to enjoin the transaction unless additional disclosures were issued; and, if the transaction closes, damages. All of the complaints have been voluntarily dismissed.

Contractual Commitments

We have contractual commitments to invest up to $102.7 million related to our limited partnership investments at June 30, 2023, as further disclosed in Note 3, “Investments.” These commitments will be funded as required by the partnership agreements which can be called to be fulfilled at any time, not to exceed twelve years.

15.	Segment Information

We are primarily engaged in underwriting property and casualty insurance. We have two ongoing reporting segments: U.S. Operations and International Operations. Additionally, we have Run-off Lines for certain products that we no longer underwrite.

We consider many factors, including the nature of each segment’s insurance and reinsurance products, production sources, distribution strategies and the regulatory environment, in determining how to aggregate reporting segments.

In evaluating the operating performance of our segments, we focus on core underwriting and investing results before the consideration of realized gains or losses from investments. Realized investment gains are reported as a component of the Corporate and Other segment, as decisions regarding the acquisition and disposal of securities reside with the corporate investment function and are not under the control of the individual business segments. Identifiable assets by segment are those assets used in the operation of each segment.

Revenue and income (loss) before income taxes for each segment were as follows:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
(in millions)	2023	2022	2023	2022
Revenue:
Earned premiums
U.S. Operations	$311.2	$332.8	$636.8	$669.2
International Operations	18.6	121.3	82.9	265.5
Run-off Lines	0.1	0.2	0.1	0.2

Total earned premiums	329.9	454.3	719.8	934.9
Net investment income
U.S. Operations	27.1	20.0	51.5	45.6
International Operations	5.0	8.7	9.6	20.1
Run-off Lines	0.7	0.6	1.4	1.3

Total net investment income	32.8	29.3	62.5	67.0
Net investment and other gains (losses)	1.6	(40.4)	(16.3)	(74.9)

Total revenue	$364.3	$443.2	$766.0	$927.0

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
(in millions)	2023	2022	2023	2022
Income (loss) before income taxes
U.S. Operations	$(4.6)	$43.0	$(9.2)	$86.9
International Operations	9.5	2.6	11.9	25.3
Run-off Lines	(0.3)	(1.5)	(1.0)	(2.5)

Total segment income (loss) before income taxes	4.6	44.1	1.7	109.7
Corporate and Other	(9.1)	(18.1)	(27.9)	(34.3)
Net investment and other gains (losses)	1.6	(40.4)	(16.3)	(74.9)
Foreign currency exchange gains (losses)	(0.7)	10.3	(3.4)	7.4

Total income (loss) before income taxes	$(3.6)	$(4.1)	$(45.9)	$7.9

The table below presents earned premiums by geographic location for the three and six months ended June 30, 2023 and 2022. For this disclosure, we determine geographic location by the country of domicile of our subsidiaries that underwrite the business and not by the location of insureds or reinsureds from whom the business was generated.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
(in millions)	2023	2022	2023	2022
United States	$311.3	$333.0	$636.9	$669.4
United Kingdom	—	109.0	48.3	236.1
Bermuda	18.6	11.0	34.6	17.4
Malta	—	1.3	—	3.6
All other jurisdictions	—	—	—	8.4

Total earned premiums	$329.9	$454.3	$719.8	$934.9

The following table represents identifiable assets:

(in millions)	June 30, 2023	December 31, 2022
U.S. Operations	$6,002.6	$5,815.0
International Operations	1,807.0	3,791.6
Run-off Lines	259.2	284.4
Corporate and Other	118.3	143.4

Total assets	$8,187.1	$10,034.4

Included in total assets at December 31, 2022 are $303.7 million in assets associated with trade capital providers.

16.	Subsequent Events

In July 2023, the Company and Argo Group U.S. entered into two amendments to the Credit Agreement (as defined below), whereby the requisite lenders thereunder consented to the acquisition of the Company by Brookfield Reinsurance Ltd. pursuant to the Merger Agreement (as defined below) and extension of the maturity date with respect to certain commitments under the Company’s revolving credit facility from November 2, 2023 to November 2, 2024. We anticipate the Credit Agreement will decrease from $220.0 million to $200.0 million with effect from November 2, 2023.